Robert B. Little rlittle@velaw.com

Tel 214.220.7931 Fax 214.999.7931

November 4, 2009

VIA FAX, EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mara Ransom Mellissa Duru H. Christopher Owings

Re:	Energy Future Holdings Corp.

Energy Future Intermediate Holding Company LLC

EFIH Finance Inc.

Energy Future Competitive Holdings Company

Amendment No. 2 to Registration Statement on Form S-4

(File No. 333-162327)

Ladies and Gentlemen:

We have filed on behalf of Energy Future Holdings Corp. (“EFH Corp.”), Energy Future Intermediate Holding Company LLC (“EFIH”), EFIH Finance Inc. (“EFIH Finance”) and Energy Future Competitive Holdings Company (collectively, the “Registrants”), via direct transmission to the U.S. Securities and Exchange Commission’s (the “Commission”) EDGAR system, Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”). The Amendment was filed in order to respond to the comments from the Commission’s staff (the “Staff”) received by facsimile on November 3, 2009 and to update the Registration Statement to include certain financial information for each Registrant’s recently completed fiscal third quarter.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of the Amendment marked to reflect the revisions made to the Registration Statement that are described below.

November 4, 2009 Page 2

In order to expedite the Staff’s review of the Registrants’ responses, we have numbered and reproduced below the full text of the Staff’s comments in bold text, each of which is followed by the Registrants’ response. Unless otherwise defined herein, capitalized terms are used herein as defined in the Amendment. Page references contained in the Registrants’ responses refer to the Amendment.

General

1.	We note your response to prior comment 1 confirming that for purposes of the exchange offers, the registrants are effectively treating each of the five series of Priority 1 Notes as a single class. Please disclose an illustrative example demonstrating, if true, that holders in each of the five series of Priority 1 Notes will be treated equally if pro ration is required.

Response:

The Registrants have revised the Registration Statement in response to the Staff’s comment, by inserting the following illustrative example on pages 4, 15 and 111 of the Amendment:

“In the event that proration of an issue of validly tendered (and not validly withdrawn) Old Notes is required, if the Old Notes subject to proration are Priority 1 Notes, then all Priority 1 Notes will be treated equally in calculating the proration, and if the Old Notes subject to proration are Priority 2 Notes, then all Priority 2 Notes will be treated equally in calculating the proration. For example, if the aggregate principal amount of validly tendered (and not validly withdrawn) Priority 1 Notes would require $4.0 billion aggregate principal amount of New Senior Secured Notes to be issued in the exchange offers, then the principal amount of each tender of Priority 1 Notes would be reduced by approximately 25% (and the principal amount of New Senior Secured Notes to be issued in exchange of each such tender of Priority 1 Notes would be reduced accordingly), such that the aggregate principal amount of New Senior Secured Notes to be issued in the exchange offers would not exceed $3.0 billion.”

Material U.S. Federal Income Tax Consequences, page 339

2.	Since you are using a short-form tax opinion, revise this section to state that it constitutes counsel’s opinion.

Response:

The Registrants have revised the disclosure as requested. Please see page 337 of the Amendment.

November 4, 2009 Page 3

Please direct any questions or comments regarding the foregoing to Andy Wright, Vice President and Associate General Counsel of EFH Corporate Services Company, at (214) 812-6038 or me at (214) 220-7931.

Sincerely,

/s/ Robert B. Little
Robert B. Little

cc:	Andrew M. Wright

Keith R. Fullenweider

John D. Lobrano

Edward P. Tolley III

Andrew R. Schleider

Lona Nallengara